Exhibit (e)(C)

CONFIDENTIAL

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of November 7, 2022, is by and among Viatris Inc., a Delaware corporation (“Parent”), Iris Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and each stockholder listed on the signature pages hereto (each, a “Stockholder”).

WHEREAS, each Stockholder is, as of the date hereof, the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (including the rules and regulations and published interpretations promulgated thereunder, the “Exchange Act”)), of the number of shares of common stock, $0.001 par value per share, of Oyster Point Pharma, Inc. (the “Shares”), a Delaware corporation (the “Company”), set forth opposite the name of such Stockholder on Schedule I hereto;

WHEREAS, contemporaneously with the execution of this Agreement, Parent, Purchaser and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, (a) for Purchaser to commence a cash tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding Shares and (b) following the consummation of the Offer, for Purchaser to be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition of and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, each Stockholder, severally and not jointly (and solely in such Stockholder’s capacity as a holder of the Subject Shares (as defined below)), has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1.    Representations and Warranties of each Stockholder.

Each Stockholder hereby represents and warrants to Parent and Purchaser as follows:

(a)    As of the date hereof, such Stockholder (together with such Stockholder’s spouse if such Stockholder is an individual and is married, and the Subject Shares constitute community property under applicable Law) (i) is the beneficial owner of the Shares set forth opposite such Stockholder’s name on Schedule I to this Agreement (such shares, together with any Shares described in Section 10, the “Subject Shares”) and (ii) except as set forth in Schedule I to this Agreement, does not have any record or beneficial ownership interest in any other Shares or hold any shares of restricted stock, performance-based stock units, deferred stock units, options to acquire Shares, warrants or other rights or securities convertible into or exercisable or exchangeable for Shares.

(b)    If such stockholder is an individual, such Stockholder has the legal capacity, right and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an Entity, such Stockholder (i) is duly organized or formed, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization, (ii) has all necessary corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and (iii) has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, and no other proceedings on the part of such Stockholder (or such Stockholder’s governing body, members, stockholders, partners, trustees or similar Persons, as applicable) are necessary to authorize this Agreement or the performance by such Stockholder of its obligations hereunder.

(c)    This Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of such Stockholder and is enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. If such Stockholder is an individual and is married, and any of the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by such Stockholder’s spouse and, assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of such Stockholder’s spouse and is enforceable against such Stockholder’s spouse in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(d)    Neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby will violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance on any of the properties, rights or assets of such Stockholder (including any of the Subject Shares) pursuant to any Contract of any kind to which such Stockholder is a party or by which such Stockholder’s properties, rights or assets (including any of the Subject Shares) are bound. The consummation by such Stockholder of the transactions contemplated hereby will not (i) violate any provision of any judgment, order, writ, stipulation, settlement, award or decree applicable to such Stockholder or its Subject Shares, (ii) in the event that such Stockholder is an entity, result in a conflict with, a breach or violation of, or a default under, the certificate of incorporation and the bylaws, the limited liability company agreement, the partnership agreement or comparable organizational documents of such Stockholder, or (iii) require any consent, approval, or notice under any Law applicable to such Stockholder other than (x) as may be required under the Exchange Act and (y) where the failure to obtain such consents or approvals or to make such notifications, would not, and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of such Stockholder to perform its obligations under this Agreement.

(e)    Such Stockholder’s Subject Shares are now, and at all times during the term hereof will be (except for Subject Shares transferred in accordance with Section 4(b)), held beneficially and either as of record by such Stockholder or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Encumbrances, except for (i) any such Encumbrances created and expressly contemplated by this Agreement (in connection therewith any restrictions on transfer or any other Encumbrances have been waived by appropriate consent) and (ii) Encumbrances imposed by federal or state securities Laws (collectively, “Permitted Encumbrances”).

(f)    Other than as provided in this Agreement, such Stockholder has full voting power with respect to all such Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder’s Subject Shares. None of such Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as created and expressly contemplated by this Agreement.

(g)    Such Stockholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

(h)    With respect to such Stockholder, as of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of such Stockholder, threatened against such Stockholder or any of such Stockholder’s properties or assets (including the Subject Shares) before or by any Governmental Body that would reasonably be expected to prevent or materially delay or materially impair the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise materially impair such Stockholder’s ability to perform its obligations hereunder.

(i)    No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, other similar fee or commission from the Company in connection with such Stockholder tendering the Subject Shares based upon the agreements made by or on behalf of the Stockholder in its capacity as such.

SECTION 2.    Representations and Warranties of Parent and Purchaser. Each of Parent and Purchaser hereby represents and warrants to each Stockholder as follows:

(a)    Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

(b)    Each of Parent and Purchaser has the corporate power and authority to execute and deliver and perform its obligations under this Agreement.

(c)    This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming due authorization, execution and delivery by the Stockholders, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Purchaser and is enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(d)    Neither the execution and delivery of this Agreement by each of Parent and Purchaser nor the consummation by each of Parent and Purchaser of the transactions contemplated hereby will violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance on any of the properties, rights or assets of either Parent or Purchaser pursuant to any Contract of any kind to which either Parent or Purchaser is a party or by which either Parent or Purchaser’s properties, rights or assets are bound. The consummation by each of Parent and Purchaser of the transactions contemplated hereby will not (i) violate any provision of any judgment, order, writ, stipulation, settlement, award or decree applicable to each of Parent and Purchaser, (ii) result in a conflict with, a breach or violation of, or a default under, the certificate of incorporation and the bylaws, or comparable organizational documents of each of Parent and Purchaser, or (iii) require any consent, approval, or notice under any Law applicable to each of Parent and Purchaser other than (x) as may be required under the Exchange Act and (y) where the failure to obtain such consents or approvals or to make such notifications, would not, and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of each of Parent and Purchaser to perform its obligations under this Agreement.

(e)    With respect to each of Parent and Purchaser, as of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of each of Parent and Purchaser, threatened against Parent or Purchaser or any of Parent or Purchaser’s properties or assets before or by any Governmental Body that would reasonably be expected to prevent or materially delay or materially impair the consummation by each of Parent or Purchaser of the transactions contemplated by this Agreement or otherwise materially impair each of Parent or Purchaser’s ability to perform its obligations hereunder.

SECTION 3.    Tender of Subject Shares; Agreement to Vote.

(a)    Tender of Subject Shares.

(i)    Subject to the terms of this Agreement, each Stockholder agrees to tender or cause to be tendered in the Offer all of such Stockholder’s Subject Shares pursuant to and in accordance with the terms of the Offer, free and clear of all Encumbrances except for Permitted Encumbrances. Without limiting the generality of the foregoing, each Stockholder hereby agrees that promptly following, and in any event no later than ten (10) Business Days after, the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (or if such Stockholder has not received the Offer Documents by such time, within five (5) Business Days following receipt of such documents), such Stockholder shall (i) deliver pursuant to the terms of the Offer (A) a letter of transmittal covering all of such Stockholder’s Subject Shares complying with the terms of the Offer, (B) a Certificate or Certificates (or affidavits of loss in lieu thereof) representing such Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depository Agent may reasonably request) in the case of any Book-Entry Shares, and (C) all other documents or instruments required to be delivered by stockholders of the Company pursuant to the terms of the Offer, and (ii) instruct such Stockholder’s broker or such other Person that is the holder of record of any Shares beneficially owned by such Stockholder to tender such Shares free and clear of all Encumbrances (other than Permitted Encumbrances) in accordance with this Section 3(a) and the terms of the Offer. In the case of any Shares acquired by such Stockholder subsequent to the Agreement Date, within three (3) Business Days after such Stockholder acquires beneficial ownership of such Shares free and clear of all Encumbrances that would prevent, interfere with or impede the transfer of such Shares, such Stockholder shall take the actions specified in this Section 3(a) with respect to such Shares.

(ii)    Each Stockholder agrees that once any of such Stockholder’s Subject Shares are tendered, such Stockholder will not withdraw such Subject Shares from the Offer, unless and until this Agreement has been terminated in accordance with Section 7; provided, however, that in the event the number of Subject Shares has been reduced pursuant to Section 3(c), such Stockholder may elect to withdraw such Stockholder’s tendered Subject Shares in excess of its Lock-Up Subject Shares (for the avoidance of doubt, the tendered Subject Shares constituting Lock-Up Subject Shares shall not be permitted to be withdrawn except upon termination of this Agreement in accordance with Section 7).

(iii)    Each Stockholder acknowledges and agrees that Purchaser’s obligation to accept for payment Shares tendered into the Offer, including any Subject Shares tendered by such Stockholder, is subject to the terms and conditions of the Merger Agreement.

(iv)    If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated prior to the purchase of Subject Shares in the Offer, Parent and Purchaser shall return, and shall cause the Depository Agent to return, all tendered Subject Shares to the applicable Stockholder no later than five (5) Business Days after the applicable termination or withdrawal.

(b)    Agreement to Vote. Each Stockholder agrees that:

(i)    at any annual or special meeting of the stockholders of the Company, and at any adjournment or postponement thereof, or in connection with any action proposed to be taken by written consent of the stockholders of the Company or circumstances where a vote, consent or other approval of such Stockholder with respect to the Merger Agreement, the CVR Agreement, the Merger or any of the other Transactions is sought, such Stockholder shall (or shall cause the applicable holder of record to) irrevocably and unconditionally be present (in person or by proxy) for purposes of constituting a quorum and vote, or cause to be voted, or exercise its right to consent with respect to, including by executing a written consent if requested by the Company, all of its Subject Shares in favor of any matter presented to the stockholders of the Company that are necessary to the consummation of the Merger or any other Transaction, including in favor of any proposal to adjourn or postpone to a later date any meeting of the stockholders of the Company at which any of the foregoing matters are submitted for consideration and a vote of the stockholders of the Company; and

(ii)    at any annual or special meeting of the stockholders of the Company, and at any adjournment or postponement thereof, or in any other circumstances where a vote, consent or other approval of the stockholders of the Company is sought, such Stockholder shall vote (or cause to be voted) all of its Subject Shares (A) against any Acquisition Proposal or any action which is a component of any Acquisition Proposal; (B) against any action or entering into any agreement (including a Specified Agreement) or proposal made in opposition to or in competition with the consummation of the Merger, or any other action, agreement or proposal involving the Company or any of its Subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement; (C) against any other action, agreement or proposal that would in any manner (1) change the voting rights of any class of capital stock of the Company or (2) otherwise reasonably be expected to frustrate, prevent, interfere with or impede or nullify the Offer or any provision of the Merger Agreement, the Merger or any other Transaction. Each Stockholder further agrees that it shall not commit or agree to take any action inconsistent with any provision of the immediately preceding sentence.

(c)    Cutback. Each Stockholder agrees that, in the event of a Company Adverse Change Recommendation made in compliance with the Merger Agreement, solely in connection with the obligation to tender Subject Shares pursuant to Section 3(a) or any vote, consent or approval that is subject to Section 3(b)(i), (i) the number of Shares that shall be considered to be Subject Shares for purposes of this Agreement shall be modified to be only such number that is equal to the lesser of (A) thirty-five percent (35%) of the total number of outstanding Shares and (B) the aggregate number of Subject Shares held by the Stockholders as of such date (the lesser of clause (A) and (B), the “Aggregate Lock-Up Amount”, and the proportion of the Aggregate Lock-Up Amount as a percentage of aggregate number of Subject Shares held by the Stockholders, the “Lock-Up Ratio”), such that each Stockholder shall only be obligated to tender an amount of Shares equal to its Subject Shares multiplied by the Lock-Up Ratio (“Lock-Up Subject Shares”) in the manner set forth in Section 3(a) or to vote its Lock-Up Subject Shares in the manner set forth in Section 3(b)(i) and (ii) such Stockholder shall be free to tender, vote (or cause to be voted) all of its remaining Subject Shares in excess of its Lock-Up Subject Shares as it determines in its sole discretion.

SECTION 4.    Transfer of the Subject Shares; Other Actions.

(a)    Prior to the termination of this Agreement pursuant to Section 7, except pursuant to this Agreement or the Merger Agreement and except as expressly permitted pursuant to Section 4(b), such Stockholder shall not, directly or indirectly: (i) transfer, assign, sell, gift-over, hedge, pledge, tender, exchange or otherwise dispose of (whether by sale, liquidation, dissolution, dividend or distribution), enter into any derivative arrangement with respect to, create any Encumbrances (other than Permitted Encumbrances) on or consent to any of the foregoing (collectively, “Transfer”), any or all of the Subject Shares or any right or interest therein; (ii) enter into any Contract with respect to any Transfer; (iii) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of the Subject Shares or any interest therein; (iv) deposit or permit the deposit of any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Stockholder herein untrue or incorrect; or (vi) commit or agree to take any of the foregoing actions. Any action taken in violation of the foregoing sentence shall be null and void ab initio and such Stockholder agrees that any such prohibited action may and shall be enjoined.

(b)    Notwithstanding the foregoing, each Stockholder may make (i) (A) Transfers of Subject Shares by will, (B) Transfers for estate planning purposes or (C) Transfers for charitable purposes or as charitable gifts or donations up to one percent (1%) of the Subject Shares; provided that, in the case of each of clauses (A), (B) and (C), any such transferee shall enter into a written agreement (subject to Parent’s approval, which shall not be unreasonably withheld, conditioned or delayed) to be bound by this Agreement as a “Stockholder”; and (ii) Transfers of Subject Shares as Parent may otherwise agree in writing in its sole discretion, in the case of each of clauses (i) and (ii), such written agreement to be executed prior to the consummation of any such Transfer.

(c)    Each Stockholder agrees that it shall not, and shall cause each of its affiliates not to, become a member of a “group” (as that term is used in Section 13(d) of the Exchange Act) that it is not currently a part of and that has been disclosed in a filing on Schedule 13D prior to the date hereof (other than as a result of entering into and expressly contemplated by this Agreement) with respect to any Subject Shares, warrants or any other voting securities of the Company for the purpose of opposing or competing with the transactions contemplated by the Merger Agreement.

(d)    Each Stockholder irrevocably and unconditionally (i) waives and agrees not to exercise any appraisal rights in respect of such Stockholder’s Subject Shares that may arise with respect to the Merger and (ii) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser, the Company or any of their respective successors (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement, this Agreement or the transactions contemplated hereby or thereby.

SECTION 5.    Non-Solicitation.

(a)    No Solicitation or Negotiation.

(i)    From and after the date of this Agreement, except as otherwise permitted pursuant to the Merger Agreement, each Stockholder agrees that it shall not, and that it shall cause its Representatives not to, directly or indirectly: (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions (except to notify a Person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 5(a)) or negotiations regarding, or which would reasonably be expected to lead to, or furnish to any other Person any information in connection with or for the purpose of soliciting, knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or (C) adopt, approve or enter into any Contract with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

(ii)    Each Stockholder and, if such Stockholder is an Entity, its directors, officers and employees shall, and such Stockholder shall cause its other Representatives to, immediately cease and cause to be terminated any and all existing discussions and negotiations with any Person conducted heretofore with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal.

(b)    Without in any way limiting the applicability of Section 11, nothing contained in this Section 5 shall, or shall be deemed to, restrict any Stockholder, or any Representative of a Stockholder, who is a director or officer of the Company in any way from the exercise of his or her fiduciary duties in accordance with applicable Law in his or her capacity as an officer or a member of the board of directors of the Company or as a trustee or fiduciary of any employee benefit plan or trust.

SECTION 6.    Further Assurances. Each party shall, and shall cause its controlled Affiliates to, execute and deliver any additional documents and take such further actions as may be reasonably necessary or advisable to carry out all of the provisions hereof, including all of the parties’ obligations under this Agreement.

SECTION 7.    Termination.

(a)    This Agreement shall terminate automatically as of the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) such time as any modification, waiver or amendment to the Merger Agreement, as in effect as of the Agreement Date, is effected without each Stockholder’s consent that reduces the Offer Price, changes the form of consideration in the Offer or otherwise adversely affects all of the stockholders of the Company in any material respect (other than, for the avoidance of doubt, a determination that the Company has failed to achieve any Milestone); and (iv) the mutual written consent of Parent and each Stockholder.

(b)    Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any party from liability for fraud or Willful Breach of this Agreement prior to termination hereof and (ii) this Section 7, Section 8 and Section 11 shall survive the termination of this Agreement.

SECTION 8.    Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

SECTION 9.    Public Announcements. No Stockholder (solely in its capacity as such) shall, and no Stockholder (solely in its capacity as such) shall authorize its Representatives to, directly or indirectly, make any press release, public announcement or other public communication in respect of this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby without the prior written consent of Parent, except as required by applicable federal securities Laws, in which case the Person making the disclosure shall give Parent reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted. Each Stockholder (solely in its capacity as such) hereby: (a) consents to and authorizes the publication and disclosure by Parent, Purchaser and the Company (including in the Schedule TO, the Schedule 14D-9 or any other publicly filed documents relating to the Merger, the Offer or any other Transaction) of (i) such Stockholder’s identity, (ii) such Stockholder’s ownership of the Subject Shares and (iii) the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement (including filing this Agreement as an exhibit to any publicly filed documents relating to the Merger, the Offer or any other Transaction), and any other information that Parent, Purchaser or the Company determines to be necessary in any SEC disclosure document in connection with the Offer, the Merger or any other Transaction; and (b) agrees as promptly as practicable to notify Parent, Purchaser and the Company of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document.

SECTION 10.    Adjustments. If, between the date of this Agreement and the Effective Time, (a) the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or (b) such Stockholder shall become the beneficial owner of any additional Shares, then the terms of this Agreement shall apply to the Shares held by such Stockholder immediately following the effectiveness of the events described in clause (a) or such Stockholder becoming the beneficial owners thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder.

SECTION 11.    Miscellaneous.

(a)    Certain Definitions. Capitalized terms used in this Agreement but not otherwise defined herein and the term of fraud shall have the meanings ascribed to such terms in the Merger Agreement.

(b)    Notices. Any notice or other communication required or permitted to be delivered to any party hereunder shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) two (2) Business Days after being sent by registered mail or by courier or express delivery service with a copy by email, (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender) or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other parties hereto):

If to any Stockholder, to:

Invus Opportunities

126 East 56th Street, 20th Floor

New York, NY 10022

Email: btsai@invus.com

Attention: Benjamin Tsai

Jeffrey Nau, Ph.D., M.M.S.

3 W Shore Drive

Pennington, NJ 08534

Email: jnau@oysterpointrx.com

New Enterprise Associates

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

Email: lcitron@nea.com

Attention: Louis Citron

Versant Ventures

One Sansome Street, Suite 3630

San Francisco, CA 94104

Email: cozawa@versantventures.com

Attention: Clare Ozawa

and with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Email: inussbaum@cooley.com

   dgupta@cooley.com

   bfenn@cooley.com

Attention: Ian Nussbaum

        Div Gupta

        Brandon W. Fenn

If to Parent or Purchaser, to:

Viatris Inc.

1000 Mylan Blvd.

Canonsburg, PA 15317

Attention: Brian S. Roman Esq., Global General Counsel

Email: Brian.Roman@viatris.com

and with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Email: mgreene@cravath.com

   awark@cravath.com

Attention: Mark I. Greene

        Andrew M. Wark

(c)    Waiver. No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d)    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

(e)    Entire Agreement; Counterparts. This Agreement, the Merger Agreement and the other agreements and schedules referred to herein and therein constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties hereto, with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

(f)    No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties and, in some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(g)    Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(i)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. In any action or proceeding arising out of or relating to this Agreement: (i) each of the parties hereto irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 11(g) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto); and (ii) each of the parties hereto irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 11(b). Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(ii)    The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the terms and conditions of this Section 11(g), the parties hereto acknowledge and agree that (i) the parties hereto shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in this Section 11(g) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party or parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11(g) shall not be required to provide any bond or other security in connection with the seeking of any such injunction or specific performance.

(iii)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(h)    Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void ab initio and of no effect, except that Parent or Purchaser may assign its rights under this

Agreement to any direct or indirect wholly owned Subsidiary so long as Parent or Purchaser provides the other parties hereto with prior written notice of such assignment, it being understood and agreed that no such assignment, transfer or pledge permitted pursuant to this Section 11(h) shall relieve Parent or Purchaser of its obligations hereunder.

(i)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties hereto as closely as possible such that the transactions contemplated hereby and by the Merger Agreement are fulfilled to the fullest extent possible.

(j)    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(k)    Interpretations. For purposes of this Agreement, the parties agree that: (i) whenever the context requires, the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (iii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (iv) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (v) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (vi) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (vii) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date; (viii) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement or thereafter from time to time; (ix) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against, and this Agreement will be construed without regard to any presumption or interpretation requiring construction against, the party drafting or causing any instrument to be drafted; (x) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”); (xi) all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise; Except as otherwise indicated, all references in this Agreement to “Sections” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(l)    Capacity as Stockholder. Each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of the Company, and not in the Stockholder’s capacity as a director or officer of the Company or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the reasonable exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

(m)    No Ownership Interest. Until receipt of payment in full by such Stockholder for all of its Subject Shares pursuant to the Offer and the Merger Agreement, except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent or Purchaser any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to such Stockholder, and Parent or Purchaser shall have no authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Subject Shares, in each case, except as otherwise provided herein.

(n)    Stockholder Obligations Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this agreement by any other Stockholder.

IN WITNESS WHEREOF, Parent, Purchaser and each Stockholder have caused this Agreement to be duly executed and delivered as of the date first written above.

PARENT

VIATRIS INC.

By:	/s/ Robert J. Coury
	Name:	Robert J. Coury
	Title:	Executive Chairman

PURCHASER

IRIS PURCHASER INC.

By:	/s/ Robert J. Coury
	Name:	Robert J. Coury
	Title:	Authorized Signatory

STOCKHOLDER

New Enterprise Associates 14, Limited Partnership

By: NEA Partners 14, Limited Partnership, its general partner

By: NEA 14 GP, LTD, its general partner

By:	/s/ Louis Citron
Name:	Louis Citron
Title:	Chief Legal Officer

STOCKHOLDERS

Versant Venture Capital VI, L.P.

By: Versant Ventures VI GP, L.P.

By: Versant Ventures VI GP-GP, LLC

By:	/s/ Clare Ozawa
Name:	Clare Ozawa, Ph.D.
Title:	Managing Director

Versant Vantage I, L.P.

By: Versant Vantage I GP, L.P.

By: Versant Vantage I GP-GP, LLC

By:	/s/ Clare Ozawa
Name:	Clare Ozawa, Ph.D.
Title:	Managing Director

Versant Venture Capital VI, L.P.

By: Versant Ventures VI, LLC

By:	/s/ Richard Van Doren
Name:	Richard Van Doren
Title:	Chief Financial Officer

Versant Side Fund IV, L.P.

By: Versant Ventures IV, LLC

By:	/s/ Richard Van Doren
Name:	Richard Van Doren
Title:	Chief Financial Officer

[Signature Page to Tender and Support Agreement]

STOCKHOLDERs

InvOpps IV US, L.P.

By:	/s/ Sacha Lainovic
Name:	Sacha Lainovic
Title:	Managing Member

InvOpps IV, L.P.

By:	/s/ Sacha Lainovic
Name:	Sacha Lainovic
Title:	Managing Member

[Signature Page to Tender and Support Agreement]

STOCKHOLDER

JEFFREY NAU, PH.D., M.M.S.

/s/ Jeffrey Nau

[Signature Page to Tender and Support Agreement]

SCHEDULE I

Name of Stockholder	Number of Shares
InvOpps IV US, L.P.	917,768
InvOpps IV, L.P.	1,850,818
Jeffrey Nau, Ph.D., M.M.S.	94,135
New Enterprise Associates 14, L.P.	5,925,287
Versant Venture Capital VI, L.P.	2,236,888
Versant Vantage I, L.P.	1,003,658
Versant Venture Capital IV, L.P.	414,607
Versant Side Fund IV, L.P.	2,465